OFI Global Asset Management, Inc.

Two World Financial Center

225 Liberty Street, 11th Floor

New York, New York 10281-1008

May 23, 2013

The Board of Trustees

Oppenheimer Senior Floating Rate Plus Fund

6803 S. Tucson Way

Centennial, CO 80112-3924

To the Board of Trustees:

OFI Global Asset Management, Inc. (“OFI Global”) has purchased 6,000 Class A shares, 1,000 Class C shares, 1,000 Class N shares, 1,000 Class Y shares and 1,000 Class I shares, of Oppenheimer Senior Floating Rate Plus Fund (the “Fund”), at a net asset value per share of $10 for each such class, for an aggregate purchase price of $100,000.

In connection with such purchase, OFI Global represents that such purchase is made for investment purposes by OFI Global without any present intention of redeeming or selling such shares.

Very truly yours,

OFI Global Asset Management, Inc.

By:

/s/ Arthur S. Gabinet

Arthur S. Gabinet
Executive Vice President and Secretary